Exhibit 99.1

Afya Limited Announces Third Quarter and Nine-Month 2019 Financial Results

Strong Third Quarter Results Positions the Company to Deliver Second Half 2019 Guidance

Nova Lima, Brazil, December 2, 2019 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group in Brazil, today reported unaudited financial and operating results for the three- and nine-month periods ended September 30, 2019. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards.

3Q19 Key Financial and Operating Highlights

•	Net Revenue grew by 123.7% year over year (YoY) reaching R$206.7 million, reflecting Afya´s organic growth and acquisitions consolidation.

•	Medical schools’ tuition fees, which represented 69% of total combined tuition fees, increased 148% YoY, due to the maturation and acquisition of medical school seats and average medical tuition fees raising above inflation indexes.

•	Adjusted EBITDA of R$80.9 million, up 147.3% YoY, with Adjusted EBITDA margin in the quarter expanding 380 basis points (bps) increased to 39.2% from 35.4% in 3Q18.

•	Adjusted Net Income of R$72.4 million, up 155.0% YoY.

Financial Highlights[1]
(in thousand of R$)	Third Quarter			Nine Months
	2019	2018	% Chg	2019	2018	% Chg
(a) Net Revenue	206,713	92,426	123.7%	529,784	227,695	132.7%
(b) Pro forma Net Revenue ²	206,713	-	-	608,984	-	-
(c) Adjusted EBITDA	80,929	32,728	147.3%	203,104	81,361	149.6%
(d) = (c )/(a) Adjusted EBITDA Margin	39.2%	35.4%	+ 380 b.p	38.3%	35.7%	+ 260 b.p
(e) Pro forma Adjusted EBITDA²	80,929	-	-	231,290	-	-
(f) = (e)/(b) Pro forma Adjusted EBITDA² Margin	39.2%	-	-	38.0%	-	-
(g) Adjusted Net Income	72,403	28,391	155.0%	163,938	71,299	129.9%

1. See more information on "Non-GAAP Financial Measures" (Item 7).

2. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019. See more information on "Unaudited Pro Forma Condensed Consolidated Financial Information” (Item 8).

CEO Statement

“We are pleased to announce our third quarter results, which leaves us in a strong position to deliver the 2H19 guidance we provided last quarter.

We have been making significant progress with our strategic initiatives, including the integration of recent acquisitions to derive synergies and become more cost efficient. We remain focused on our M&A strategy and in our goal to acquire 1,000 medical school seats over the next three years. Considering the 232 seats recently added, we are at ~25% of our goal and we continue to explore attractive acquisition targets that would fit in well with our strategy. Moreover, with the acquisitions of IPEC in Marabá and UniRedentor in Itaperuna, Afya is entering into the states of Pará and Rio de Janeiro. To the extent the UniRedentor transaction is consummated, we will acquire a portfolio of complementary graduate programs focused on medical and other healthcare related specializations.

We are also excited about our Preparatory Courses & CME and Specialization Programs, whose core products grew 12% versus 1H19. Following our tech development roadmap, we are happy to have just launched our new academic personalized tutoring system to increase student engagement and performance.

To conclude, we are the leading medical education company in Brazil and we expect to continue to aim to deliver attractive growth, profitability, cash generation and quality, providing the highest standards in medical education, with our methodology and technological platform. We believe our business model has been delivered successfully and we expect to enhance our market position and financial performance as a result. We will remain focused on driving the brand forward and aiming to provide value to all of our stakeholders”.

1.	Second Half 2019 Guidance

Afya reaffirms its guidance for the second half of 2019 as provided on September 2, 2019:

•	2H19 Pro Forma Net Revenues: between R$415 million and R$430 million.

•	2H19 Pro Forma Adjusted EBITDA Margin: ranging between 38% and 40%.

Consequently, Pro Forma Net Revenues for the full year of 2019 is expected to range between R$817 million and R$832 million. Moreover, Pro Forma Adjusted EBITDA for the full year of 2019 is expected to range between R$308 million and R$322 million.

Guidance Assumptions:

•	Maturation of several medical schools is expected to result in a higher enrollment base in 2H vs 1H of each year.

•	We expect to improve efficiencies and extract synergies from companies acquired in 2Q19 (FASA and IPEMED), which in turn us expected to improve the revenues and margins of FASA and IPEMED in 2H19.

•	Excludes acquisition of IPEC and any other acquisition that we may conclude in 2H2019.

•	Eliminates the impact of the adoption of IFRS16 in 2019.

Afya already achieved part of the guidance as it recorded Net Revenue of R$206.0 million and Adjusted EBITDA of R$80.6 million in the three-months ended September 30, 2019, if IPEC’s results are excluded.

2.	Overview of 3Q19 Results

Operational Review

The Company operates two distinct business units. The first (Business Unit 1 or BU1), is comprised of Undergraduate – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate. The Company also offers Residency Preparatory and Specialization Programs (Business Unit 2 or BU2). Revenue is comprised of fees from these programs.

	Third Quarter
	2019	2018	% Chg
Business Unit 1: Educational Services Segment
MEDICAL SCHOOL
Approved Seats	1,572	636	147.2%
Operating Seats	1,222	636	92.1%
Total Students	6,388	3,008	112.4%
Tuition Fees (R$MM)	155,341	62,690	147.8%
Medical School Average Ticket (R$/month)	8,106	6,947	16.7%
UNDERGRADUATE HEALTH SCIENCE
Total Students	6,494	2,250	188.6%
Tuition Fees (R$MM)	26,257	11,928	120.1%
OTHER UNDERGRADUATE
Total Students	10,878	3,774	188.2%
Tuition Fees (R$MM)	44,170	13,185	235.0%
Business Unit 2: Prep Courses & CME and Medical Specialization
Active Paying Students
Prep Courses & CME	9,854	-	-
Medical Specialization	1,803	-	-
Revenue from courses (R$MM)	39,598	-	-

Revenue

Revenue & Revenue Mix
(in thousand of R$)	Third Quarter			Nine Months
	2019	2018	% Chg	2019	2018	% Chg
Net Revenue Mix
Business Unit-1	176,113	92,426	90.5%	477,631	227,695	109.8%
Business Unit-2	32,662	0	-	56,033	0	-
Inter-segment transactions	-2,062	0	-	-3,880	0	-
Total Reported Net Revenue	206,713	92,426	123.7%	529,784	227,695	132.7%
Total Pro Forma[1] Net Revenue	206,713	-	-	608,984	-	-

1.Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019. See more information on "Unaudited Pro Forma Condensed Consolidated Financial Information” (Item 8).

Total Net Revenue for three-months ended September 30, 2019 was R$206.7 million, an increase of 123.7% over the same period of last year. This increase was primarily due to: (i) organic revenue growth, mainly due to the increase of medical school enrollments, (ii) consolidation of the operating results of NOVAFAPI, FADEP and FASA, which were acquired after September 30, 2018 and added 553 medical school seats to our total medical school seats base, and (iii) consolidation of the results of operations of IPEMED and Medcel (BU2).

For the nine-months ended September 30, 2019, Net Revenue increased 132.7% to R$529.8 million, compared to R$227.7 million for the nine-months ended September 30, 2018, as a result of the abovementioned factors. Pro-forma Net Revenue was R$609.0 million for the nine-months ended September 30, 2019 (see Pro-forma Net Revenue reconciliation – item 10).

Revenue Recognition and Seasonality

Two seasonality factors affect Afya’s business. The first is associated with the concentration of prep. course revenues in the first and fourth quarters of each year, when new content (books and e-books) is delivered and revenues are recognized. The second is associated with the maturation of several medical schools, which leads to a higher enrollment base in the second half of each year. As a result, in a typical year, the first and fourth quarters are normally the strongest, followed by the third and second quarters, respectively. Finally, the second half of the year is normally stronger than the first half.

Adjusted EBITDA and Proforma Adjusted EBITDA

Adjusted EBITDA in three-months ended September 30, 2019 increased 147.3% to R$80.9 million, from R$32.7 million in the three-months ended September 30, 2019, with a margin of 39.2% in the three-months ended September 30, 2019, compared to 35.4% in the three-months ended September 30, 2018, respectively, reflecting operating leverage and synergies obtained from recent acquisitions.

For the nine-months ended September 30, 2019, Adjusted EBITDA increased 149.6% to R$203.0 million, compared to R$81.4 million for the nine-months ended September 30, 2018. The Adjusted EBITDA margin was 38.3% and 35.7% for the nine-months ended September 30, 2019 and 2018, respectively. Pro-forma Adjusted EBITDA was R$231.3 million for the nine-months ended September 30, 2019 (see the Adjusted EBITDA and Pro-forma Adjusted EBITDA reconciliation – items 12 and 13)

Adjusted Net Income

During the three-months ended September 30, 2019, the Company reported Adjusted Net Income of R$72.4 million, compared to R$28.4 million in the three-months ended September 30, 2018, an increase of 155.0%, mainly due to: (i) the synergies captured and margins expansion; (ii) the acquisitions consolidation during this period and (iii) the higher financial income and FX gain associated with the IPO proceeds.

For the nine-months period ended September 30, 2019, Adjusted Net Income was R$163.9 million, an increase of 129.9% from the nine-months ended September 30, 2018 (see the Adjusted Net Income reconciliation – item 11).

Balance Sheet and Cash Flow

Cash and cash equivalents at September 30, 2019 was $993.5 million, compared to $62.3 million at year end 2018, and primarily reflects the proceeds from the IPO.

For the nine-month period ended September 30, 2019, Afya reported an adjusted cash generation from operations of R$202.8 million compared to $63.9 million in 9M18.

Operating Cash Conversion Ratio for the nine-month period ended September 30, 2019 increased to 108.4% from 84.0% for the nine-month period ended September 30, 2018, mainly due to a higher pre-payment of students in the third quarter and Medcel seasonality (see more on page 2). Due to the seasonality effects, we recommend to analyze the cash conversion metric over longer periods rather than on a quarterly basis.

(in thousand of R$)	Third Quarter			Nine Months
	2019	2018	% Chg	2019	2018	% Chg
(a) Cash flow from operations	121,837	30,450	300.1%	230,647	63,861	261.2%
(b) Payment of lease liabilities[1]	-10,495	0		-27,811	0
(c) = (a) + (b) Adjusted cash flow from operations	111,342	30,450	265.7%	202,836	63,861	217.6%
Operations
(d) Adjusted EBITDA	80,929	26,912	200.7%	203,104	81,361	149.6%
(e) Non-recurring expenses:	7,728	3,809	102.9%	16,058	5,305	202.7%
- Integration of new companies [2]	893	133	573.0%	4,500	635	608.6%
- M&A advisory and due diligence [3]	289	7	4033.4%	1,388	157	784.1%
- Expansion projects [4]	468	5	10003.2%	1,411	351	302.3%
- Restructuring Expenses [5]	6,078	3,664	65.9%	8,759	4,162	110.5%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	73,201	23,103	216.8%	187,046	76,056	145.9%
(g) = (c) / (f) Operating cash conversion ratio	152.1%	131.8%	20.3%	108.4%	84.0%	24.5%

(1) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(2) Consists of expenses related to the integration of newly acquired companies.

(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.

(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(5) Consists of expenses related to the employee redundancies in conneciotn with the organizational restructuring of acquied companies.

3.	Subsequent Events

Afya Acquires UniRedentor

On November 4, 2019 Afya announced the acquisition of UniRedentor, a non-for-profit post-secondary education institution the State of Rio de Janeiro, for a total consideration of R$225M, including R$125M in cash and R$20M payable in five equal installments through June 2024. In 2018, UniRedentor’s gross revenue totaled R$108M. The transaction is subject to antitrust regulatory approval and other precedent conditions. If successfully concluded, this acquisition will contribute 112 medical school seats to Afya, with a potential upside of 44 additional seats already requested to MEC, and will also strengthen Afya’s presence in medical graduation courses.

4.	Conference Call and Webcast Information

When: December 2, 3019 at 11:00 a.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luciano Campos, Chief Financial Officer Ms. Renata Costa Couto, Head of Investor Relations

Dial-in: +1-877- 591-8895 (U.S. Toll-Free); +1-339-998-3013 (International). Conference ID: 7059307

Webcast: ir.afya.com.br

Replay: Available between December 2, 2019 until December 6, 3019, by dialing +1-855-859-3059 (U.S. domestic) or +1-404-537-3409 (International), conference ID: 7059307.

5.	About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities. For more information, please visit www.afya.com.br

6.	Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

7.	Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Proforma Revenue, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate our Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities, plus share-based compensation plus/minus non-recurring expenses. We calculate our Pro Forma Adjusted EBITDA as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities plus share-based compensation plus/minus non-recurring expenses. We calculate Pro Forma Adjusted Net Income as (i) for the nine months ended September 30, 3019 and the year ended December 30, 3018, net income plus amortization of customer relationships and trademark plus/minus tax effect, and (ii) for the nine months ended September 30, 3019, net income plus amortization of customer relationships and trademark, plus depreciation of right-of-use of assets plus interest expense of lease liabilities, minus payment of lease liabilities plus/minus tax effect, plus shared based compensation. We calculate Operating Cash Conversion Ratio as the cash flows from operations, adjusted with payment of lease liabilities divided by Adjusted EBITDA plus/minus non-recurring expenses.

We present Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income because we believe these measures provide investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

8.	Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited interim pro forma condensed consolidated statement of income for the nine months ended September 30, 3019 is based on the historical unaudited interim consolidated financial statements of Afya, and gives effect of the acquisition of Medcel, IPEMED and FASA by Afya Brazil as if it had been consummated on January 1, 2019. Pro forma adjustments were made to reflect the acquisition of Medcel, IPEMED and FASA by Afya Brazil.

Investor Relations Contact

Renata Couto, Head of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail:  renata.couto@afya.com.br

9.	Financial Tables

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three- and nine-months periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	206,713	92,426	529,784	227,695
Cost of services	(87,350)	(48,187)	(223,997)	(115,062)
Gross profit	119,363	44,239	305,787	112,633

General and administrative expenses	(71,260)	(19,421)	(162,078)	(48,267)
Other income, net	520	1,282	890	2,538

Operating income	48,623	26,100	144,599	66,904

Finance income	29,652	3,173	37,841	6,797
Finance expenses	(24,586)	(850)	(54,915)	(2,167)
Finance result	5,066	2,323	(17,074)	4,630

Share of income of associate	1,043	-	1,963	-

Income before income taxes	54,732	28,423	129,488	71,534

Income taxes	(5,748)	(1,477)	(9,702)	(3,138)

Net income	48,984	26,946	119,786	68,396

Other comprehensive income	-	-	-	-
Total comprehensive income	48,984	26,946	119,786	68,396

Income attributable to
Equity holders of the parent	46,267	24,343	104,119	62,320
Non-controlling interests	2,717	2,603	15,667	6,076
	48,984	26,946	119,786	68,396
Basic earnings per share
Per common share	0.54	0.33	1.21	0.85
Diluted earnings per share
Per common share	0.53	0.33	1.20	0.85

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2019 and December 30, 2018

(In thousands of Brazilian reais)

	September 30, 2019	December 31, 2018
Assets	(unaudited)
Current assets
Cash and cash equivalents	993,486	62,260
Trade receivables	117,516	58,445
Inventories	2,919	1,115
Recoverable taxes	8,139	2,265
Derivatives	129	556
Restricted cash	12,540	-
Other assets	10,178	8,859
Total current assets	1,144,907	133,500

Non-current assets
Restricted cash	9,319	18,810
Trade receivables	8,618	5,235
Related parties	1,759	1,598
Derivatives	69	663
Other assets	14,735	10,380
Investment in associate	50,811	-
Property and equipment	127,503	65,763
Right-of-use assets	273,524	-
Intangible assets	1,325,323	682,469
Total non-current assets	1,811,661	784,918

Total assets	2,956,568	918,418

Liabilities
Current liabilities
Trade payables	17,584	8,104
Loans and financing	55,967	26,800
Lease liabilities	35,706	-
Accounts payable to selling shareholders	158,260	88,868
Advances from customers	36,737	13,737
Labor and social obligations	63,638	31,973
Taxes payable	19,296	6,468
Income taxes payable	1,225	282
Dividends payable	1,331	4,107
Other liabilities	1,973	1,993
Total current liabilities	391,717	182,332

Non-current liabilities
Loans and financing	26,225	51,029
Lease liabilities	246,685	-
Accounts payable to selling shareholders	204,263	88,862
Taxes payable	24,086	150
Provision for legal proceedings	6,533	3,465
Other liabilities	2,042	2,226
Total non-current liabilities	509,834	145,732
Total liabilities	901,551	328,064

Equity
Share capital	17	315,000
Additional paid-in capital	1,931,047	125,014
Share-based compensation reserve	9,864	2,161
Earnings reserves	-	59,807
Retained earnings	66,119	-
Equity attributable to equity holders of the parent	2,007,047	501,982
Non-controlling interests	47,970	88,372
Total equity	2,055,017	590,354

Total liabilities and equity	2,956,568	918,418

Unaudited interim condensed consolidated statements of cash flows

For the nine months periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais)

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	129,488	71,534
Adjustments to reconcile income before income taxes
Depreciation and amortization	50,703	4,177
Disposals of property and equipment	111	-
Provision of allowance for doubtful accounts	13,278	5,947
Share-based compensation expense	9,864	1,536
Net foreign exchange differences	(13,608)	-
Loss on derivative instruments	1,181	-
Accrued interest	14,642	158
Accrued lease interest	23,337	-
Share of income of associate	(1,963)	-
Provision for legal proceedings	(624)	(1,998)
Changes in assets and liabilities
Trade receivables	(24,688)	(15,879)
Inventories	777	(365)
Recoverable taxes	(5,594)	(2,470)
Other assets	(2,713)	(5,073)
Trade payables	2,985	(2,660)
Taxes payables	5,588	2,440
Advances from customers	18,521	931
Labor and social obligations	22,992	13,886
Other liabilities	(9,597)	(4,427)
Income taxes paid	(4,033)	(3,876)
Net cash flows from operating activities	230,647	63,861

Investing activities
Acquisition of property and equipment	(41,684)	(12,323)
Acquisition of intangibles assets	(59,644)	(289)
Acquisition of subsidiaries, net of cash acquired	(148,880)	1,289
Related parties	(161)	(979)
Restricted cash	2,512	-
Payments of accounts payable to selling shareholders	(27,962)	(16,409)
Net cash flows used in investing activities	(275,819)	(28,711)

Financing activities
Payments of loans and financing	(43,094)	(3,981)
Payments of lease liabilities	(27,811)	-
Dividends paid	(47,964)	-
Proceeds from initial public offering	992,778	-
Share issuance costs	(79,670)	-
Capital increase	167,628	56,304
Net cash flows from financing activities	961,867	52,323

Net increase in cash and cash equivalents	916,695	87,473
Net foreign exchange difference	14,531	-
Cash and cash equivalents at the beginning of the period	62,260	25,490
Cash and cash equivalents at the end of the period	993,486	112,963

10.	Reconciliation between Net Revenue and Pro-forma Net Revenue

	Nine months		Nine months
	2019	Medcel + FASA + IPEMED NR Pre Acq.	2019
	Afya Brazil Historical (1)		Afya Brazil Pro Forma
Net Revenue	529,784	79,200	608,984

11.	Reconciliation between Net Income and Adjusted Net Income

(in thousand of R$)
	Third Quarter			Nine Months
	2019	2018	% Chg	2019	2018	% Chg
Net income	48,984	26,946	81.8%	119,786	68,396	75.1%
Amortization of customer relationships and trademark (1)	12,058	820	0.0%	25,640	1,367	0.0%
Depreciation of right-of-use of assets (2)	5,104	0	0.0%	13,122	0	0.0%
Interest expense of lease liabilities (3)	8,797	0	0.0%	23,337	0	0.0%
Payment of lease liabilities (4)	(10,495)	0	0.0%	(27,811)	0	0.0%
Share-based compensation	7,955	625	0.0%	9,864	1,536	0.0%
Adjusted Net Income	72,403	28,391	155.0%	163,938	71,299	129.9%

(1) Consists of amortization of customer relationships and trademark recorded under business combinations.

(2) Consists of depreciation of right-of-use of assets recorded under IFRS 16 as from January 1, 2019.

(3) Consists of interest expenses of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

12.	Reconciliation between Net Income and Adjusted EBITDA

(in thousand of R$)
	Third Quarter			Nine Months
	2019	2018	% Chg	2019	2018	% Chg
Net income	48,984	26,946	81.8%	119,786	68,396	75.1%
Net financial result	(5,066)	(2,323)	118.1%	17,074	-4,630	-468.8%
Income taxes expense	5,748	1,477	289.2%	9,702	3,138	209.2%
Depreciation and amortization	22,262	772	2783.7%	50,703	4,177	1113.9%
Interest received (1)	3,813	1,421	168.3%	7,728	3,439	124.7%
Payment of lease liabilities (2)	(10,495)	0	-	(27,811)	0	-
Share-based compensation	7,955	625	1172.8%	9,864	1,536	542.2%
Non-recurring expenses:
- Integration of new companies (3)	893	133	571.4%	4,500	635	608.6%
- M&A advisory and due diligence (4)	289	7	4028.6%	1,388	157	784.1%
- Expansion projects (5)	468	5	9736.2%	1,411	351	302.3%
- Restructuring expenses (6)	6,078	3,665	65.8%	8,759	4,162	110.5%
Adjusted EBITDA	80,929	32,728	147.3%	203,104	81,361	149.6%
Adjusted EBITDA Margin	39.2%	35.4%	+ 380 b.p	38.3%	35.7%	+ 260 p.p
Pro Forma Adjusted EBITDA (7)	80,929	-	-	231,290	-	-
Pro Forma Adjusted EBITDA Margin (7)	39.2%	-	-	38.0%	-	-

(1) Represents the interest received on late payments of monthly tuition fees.

(2) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(3) Consists of expenses related to the integration of newly acquired companies.

(4) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(6) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

(7) See Pro Forma Adjusted EBITDA Reconciliation to Proforma Net Income.

13.	Reconciliation between Net Income and Pro Forma Adjusted EBITDA

(in thousand of R$)	2019	2019			2019
	Afya Brazil Historical (1)	Medcel (2)	Pro Forma Adjustments	FASA + IPEMED EBITDA Pre Acq.	Afya Brazil Pro Forma
Net income	119,786	20,044	-5,315	-	134,515
Net financial result	17,074	65	0	-	17,139
Income taxes expense	9,702	1,409	0	-	11,111
Depreciation and amortization	50,703	1,726	5,315	-	57,744
Interest received (3)	7,728	0	0	-	7,728
Payment of lease liabilities (4)	-27,811	-228	0	-	-28,039
Share-based compensation	9,864	70	0	-	9,934
Non-recurring expenses:	0	0	0	-	0
Integration of new companies (5)	4,500	0	0	-	4,500
M&A advisory and due diligence (6)	1,388	0	0	-	1,388
Expansion projects (7)	1,411	0	0	-	1,411
Restructuring expenses (8)	8,759	0	0	-	8,759
Adjusted EBITDA	203,104	23,086	0	5,100
Pro Forma Adjusted EBITDA					231,290

(1) Represents the historical consolidated statement of income of Afya Brazil for the six months ended June 30, 2019.

(2) Represents the historical consolidated statement of income of Medcel for the period from January 1, 2019 to March 28, 2019.

(3) Represents the interest received on late payments of monthly tuition fees.

(4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(5) Consists of expenses related to the integration of newly acquired companies.

(6) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(7) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(8) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.